

17009709

S[SECURITIES AND EXC...

Mail Processing Washington, D.C. 20549
Section

ANNUAL AUDITED REPORT

MAR 0 3 2017 **FORM X-17A-5**

PART III

Washington DC
409

SEC FILE NUMBER

8-69100

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCKKINGS CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

26 Broadway; Suite 934

(No. and Street)

___NEW YORK___   ___NY___   ___10004___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rafael B. Arias, Jr.   646-290-9223
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any ⌐ssessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Gregory A. Lewis_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
StockKings Capital, LLC
_____ , as

of _____December 31_____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   2/28/17.
                                     Signature

                                  Managing Director
                                       Title

_____
      Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKKINGS CAPITAL LLC
Table of Contents

FORM X-17A-5 – PART III



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Stockkings Capital LLC

We have audited the accompanying statement of financial condition of Stockkings Capital LLC (the "Company"), as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Stockkings Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stockkings Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of the Stockking's financial statements. The supplemental information is the responsibility of the Stockking's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
February 24, 2017

Stockkings Capital LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	2,775
Due from clearing broker		9,187
Prepaid expenses and other assets		12,235
Leasehold improvements, net		1,462
Security deposits with clearing broker		25,000
TOTAL ASSETS	$	50,659

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	7,995
Total Liabilities		7,995
Member's Equity		42,664
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	50,659

The accompanying notes are an integral part of this financial statement.

2

Stockkings Capital LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue

Commissions	$	146,687	
Interest and other		931	
Total revenue			$ 147,618

Expenses
Commissions, salaries and benefits	54,074	
Clearing charges	32,474	
Occupancy	34,800	
Professional fees	56,155	
Travel and entertainment	12,959	
General and administrative	25,462	
Total expenses		215,924

Net loss	$	(68,306)

The accompanying notes are an integral part of this financial statement.

3

Stockkings Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance, January 1, 2016	$	46,470
Member's Contributions		64,500
Net loss		(68,306)
Balance December 31, 2016	$	42,664

The accompanying notes are an integral part of this financial statement.

4

Stockkings Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(68,306)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization		675
Net change in operating assets and liabilitites:		
(Increase) in due from clearing brokers		(4,750)
(Increase) in prepaid expenses and other assets		(4,237)
(Decrease) in accounts payable and accrued expenses		(2,098)
Net cash used in operating activities		(78,716)
Cash flows from financing activities:		
Member's contributions		64,500
Net decrease in cash and cash equivalents		(14,216)
Cash, beginning of year		16,991
Cash, end of year	$	2,775

The accompanying notes are an integral part of this financial statement.

5

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

The Company was originally formed under the name Britannica Capital Partners, LLC. The name was legally changed in March 2016 to Stockkings Capital LLC.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2013 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through February 24, 2017, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. At December 31, 2016, the Company had net capital and net capital requirements of $28,967 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2016, the Company's net capital ratio was .28 to 1.

Note 3. LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements as of December 31, 2016 consists of the following:

Leasehold improvements	$	2,700
Less: Accumulated amortization		(1,238)
Leasehold improvements, net	$	1,462

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets and liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

Note 6. COMMITMENTS AND CONTINGENCIES

Rent charged to expense for the Company's facilities for the year ended December 31, 2016 was approximately $34,800. The lease is in the Parent's name and the Company is allocated $2,900 a month through an expense sharing agreement (See Note 8).

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 7. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 8. RELATED PARTY

The Company entered into an expense sharing arrangement with its Parent whereby the Parent would pay certain common expenses and allocate an appropriate share to the Company. During 2016, $36,000 of such expense was allocated to the Company. At December 31, 2016, there is also a receivable due from the Parent of approximately $4,000 in prepaid expenses and other assets in the accompanying statement of financial condition.

Stockkings Capital LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Credit:		
Member's Equity	$	42,664
Debits:		
Nonallowable assets:		
Prepaid expenses and other assets		12,235
Leasehold improvements, net		1,462
Total debits		13,697
Net capital before haircuts		28,967
Haircuts on securities positions		-
Net Capital		28,967
Minimum requirements of 6-2/3% of aggregate indebtedness of $7,995,		
or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	23,967
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	7,995
Total aggregate indebtedness	$	7,995
Ratio of Aggregate Indebtedness to Net Capital		.28 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2016.



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Stockkings Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stockkings Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stockkings claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Stockkings stated that Stockkings met the identified exemption provisions throughout the most recent fiscal year without exception. Stockking's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 24, 2017

Offices:

Maryland

New York City

Long Island

New Jersey

StockKings Capital, LLC
Exemption Report
under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2016

In accordance with the Company's membership agreement with FINRA, the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2016, without exception.

Signed,

Greg Lewis, Managing Member

February 23, 2017

See Independent Accountant's Report

CONFIDENTIAL



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Stockkings Capital LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Stockkings Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Stockkings Capital LLC's compliance with the applicable instructions of Form SIPC-7. Stockkings Capital LLC's management is responsible for Stockkings Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2016 to December 31, 2016, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared the adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 24, 2017

Stockkings Capital LLC
Schedule of Assessment and Payments to the Securities Investor Protection
Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2016

General Assessment	$	288
Less:		
Payments made with SIPC-6:		
October 24, 2016		211
Total assessment balance due at December 31, 2016	$	77
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	115,144
General assessment @ .0025	$	288

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 12.